BYLAWS
OF
WESAVE, INC.
A Nevada Corporation

ARTICLE 1
OFFICES

1.1   Name. The name of the corporation is WeSave, Inc. (the "Corporation").

1.2   Principal Office. The Board of Directors of the Corporation (the "Board") shall fix the location of the principal executive office of the Corporation at any place within or outside the State of Nevada.

1.3   Additional Offices. The Board may at any time establish branch or subordinate offices at any place or places.

1.4   Incorporator. Until such time as the Corporation's authorized shares are issued to one or more stockholders, the Incorporator of this Corporation shall act as a stockholder for the purposes of executing the duties, obligations, terms and conditions as stated or required hereto.

ARTICLE 2
MEETING OF STOCKHOLDERS

2.1   Place of Meeting. All annual and special meetings of the stockholders shall be held at the principal office of the Corporation, at such place as may be fixed from time to time by the Board, or at such other place either within or without the State of Nevada as shall be designated from time to time by the Board and stated in the notice of the meeting. If no such place is designated by the Board, then the meeting shall be held by means of electronic communication described in Nevada Revised Statutes 78.320.

2.2   Annual Meeting. Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board and stated in the notice of the meeting. At such annual meetings, the stockholders shall elect a Board and transact such other business as may properly be brought before the meetings.

2.3   Special Meetings. Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by law or by the Articles of Incorporation of the Company (the "Articles of Incorporation"), at the request of the Board, the Chairman of the Board, the President or the Chief Executive Officer of the Corporation, or the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting or such additional persons as may be provided for in the Articles of Incorporation or these Bylaws. Such request shall state the purpose or purposes of the proposed meeting. Upon request in writing that a special meeting of stockholders be called, directed to the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary, by any person (other than the Board) entitled to call a special meeting of stockholders, the Corporation shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, such time not to be less than thirty five (35) nor more than sixty (60) days after receipt of the request. Such request shall state the purpose or purposes of the proposed meeting.

2.4   Notice of Meetings.

(a)   Written notice of stockholders' meetings, stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the meeting. Such notice may be delivered personally, by mail or by Electronic Transmission (as defined below). If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at such stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. Attendance at any meeting in person or by proxy shall constitute waiver of notice thereof unless the person or proxy at the meeting objects to the holding of the meeting because notice was not given. A waiver of notice of a meeting in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

(b)   When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if its place, date and time are announced at the meeting at which the adjournment is taken; provided, however, that, if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was noticed originally, or if a new record date is fixed for the adjourned meeting, then written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

(c)   For purposes of these Bylaws, "Electronic Transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced on paper form by such a recipient through an automatic process. Except as otherwise prohibited by applicable law, and without limiting the foregoing, any notice to stockholders given by the Corporation under any provision of the Nevada Revised Statutes, the Articles of Incorporation or these Bylaws shall be effective if given by a form of Electronic Transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by Electronic Transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent of the Corporation, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Any such notice shall be deemed given (A) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of Electronic Transmission, when directed to the stockholder.

2.5   List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days before the meeting, at a place within the city where the meeting is to be held, which place, if other than the place of the meeting, shall be specified in the notice of the meeting. The list also shall be produced and kept at the place of the meeting during the whole time thereof and may be inspected by any stockholder who is present in person thereat.

Any beneficial stockholder shall have the right to examine and copy, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of account of the corporation, the minutes, and the record of shareholders.

2.6   Organization and Conduct of Business. The Chairman of the Board or, in his or her absence, the Chief Executive Officer, or, in their absence, such person as the Board may have designated or, in the absence of such a person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The Board shall determine the order of business and the procedure at any meeting of the stockholders, including setting the agenda of the meeting, regulating the manner of voting and the conduct of discussion as seems to them in order.

2.7   Quorum and Adjournments. Except where otherwise provided by law or the Articles of Incorporation or these Bylaws, the holders of a majority of the stock issued, outstanding and entitled to vote, present in person or represented in proxy, shall constitute a quorum at all meetings of the stockholders. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to have less than a quorum if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as notified originally. If, however, a quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat who are present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

2.8   Voting Rights. Unless otherwise provided in the Articles of Incorporation, at every meeting of the stockholders, each stockholder shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

2.9   Majority Vote. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Articles of Incorporation or of these Bylaws a different vote is required in which case such express provision shall govern and control the decision of such question.

2.10 <u>Record Date for Stockholder Notice and Voting</u>. For the purpose of determining the stockholders of record entitled to notice of any meeting or any adjournment thereof, or to vote, or entitled to receive payment of any dividend or other distribution or allotment of any right, or to express consent to corporate action in writing without a meeting, or entitled to exercise any right in respect of any change, conversion or exchange of stock or for any other lawful purpose, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any other action. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; <u>provided</u>, <u>however</u>, that the Board may fix a new record date for the adjourned meeting.

If the Board does not so fix a record date, then the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held, and the record date for determining the stockholders of record entitled to receive payment of any dividend or other distribution shall be the date on which the resolution of the Board declaring the payment of such dividend or other distribution is adopted.

2.11 <u>Proxies</u>. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person, by online means or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the Corporation. A validly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (a) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (b) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; <u>provided</u>, <u>however</u>, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy.

2.12 <u>Inspection of Election</u>. Before any meeting of stockholders, the Board may appoint any person other than nominees for office to act as inspector of election at the meeting or its adjournment. If no inspectors of election are so appointed, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting upon the request of one or more stockholders or proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy.

2.13 Action Without Meeting by Written Consent. All actions required to be taken at any annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such written consent shall be delivered to the Corporation by delivery to its registered office, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; and inserted into the Corporation's minutes' book by the Secretary of the Corporation. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If any such written consent is signed by less than all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof, then after the effective date of the consent, prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be delivered in writing to those holders of outstanding stock entitled to vote who have not consented in writing.

ARTICLE 3
DIRECTORS

3.1 Number; Qualifications; Tenure. The Board shall consist of no more than five (5) directors, unless otherwise authorized by a resolution of the Board or otherwise agreed to in a separate voting agreement by and among the Corporation and its stockholders. A director shall hold office until the annual stockholders' meeting next succeeding his or her election and further until his or her successor is elected and qualified, or until the effective date of his or her resignation or removal. Directors need not be stockholders unless so required by the Articles of Incorporation. Any director may resign from office by giving notice to the Board, the Chief Executive Officer, the President or the Secretary of the Corporation.

3.2 Vacancies. Unless otherwise agreed upon in a separate voting agreement by and between the Corporation and its stockholders, vacancies in the Board may be filled by a majority vote of the Board or by an election either at an annual meeting or at a special meeting of the stockholders called for that purpose. Any directors elected by the stockholders to fill a vacancy shall hold office for the balance of the terms for which he or she was elected. A director appointed to fill a vacancy shall serve until the next meeting of stockholders at which directors are elected.

3.3 Election of Directors. Directors shall be elected at the annual meeting of stockholders. In all elections for directors, unless otherwise agreed upon in a separate voting agreement by and between the Corporation and its stockholders, directors shall be elected by a plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote in the election of directors.

3.4 Removal of Directors. Unless otherwise restricted by statute, the Articles of Incorporation or these Bylaws or otherwise agreed upon in a separate voting agreement by and between the Corporation and its stockholders, any director or the entire Board may be removed, with or without cause, at a meeting of stockholders by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors; provided, however, that (i) the notice of such meeting shall state that a purpose of such meeting is to vote upon the removal of one or more of the directors named in the notice, and (ii) if less than the entire Board is to be removed, then no director may be removed, with or without cause, if the votes against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the Board.

3.5 The Chairman of the Board. The Board shall elect the Chairman of the Board at the annual meeting of the Board. The Chairman of the Board shall preside as chairman at all meetings of the directors and stockholders at which he or she is present, and shall be, *ex officio*, a member of all standing committees of the Board. The Chairman of the Board shall perform all duties incident to the office of Chairman of the Board and such other duties as from time to time may be assigned to him or her by the Board.

3.6 Place of Meetings. The Board may hold meetings, both regular and special, either within or without the State of Nevada.

3.7 Annual Meetings. The annual meetings of the Board shall be held immediately following the annual meeting of stockholders, and no notice of such meeting shall be necessary to the Board, provided that a quorum is present. The annual meetings shall be for the purposes of organization, the appointment of officers and the transaction of other business.

3.8 Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as may be determined from time to time by the Board.

3.9 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the President or the Chief Executive Officer of the Corporation, or any director upon one (1) days' notice to each director. Prompt notice of any special meeting of the Board shall be given to each director at his or her address, either personally or by mail or Electronic Transmission.

3.10 Quorum, Voting and Adjournments. At all meetings of the Board, a majority of the directors then in office shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as otherwise may be provided specifically by law or the Articles of Incorporation. If a quorum is not present at any meeting of the Board, then a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting at which the adjournment is taken, until a quorum is present. A meeting at which a quorum is present initially may continue to transact business, notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.11 Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

3.12 Telephone Meetings. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any member of the Board or any committee may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.13　Waiver of Notice. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, a regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

3.14　Fees and Compensation of Directors. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of the attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.15　Rights of Inspection. Every director shall have the right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

ARTICLE 4
COMMITTEES OF DIRECTORS

4.1　Selection. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

4.2　Audit, Finance and Other Committees. The Board may, by resolution adopted by a majority of the Board (i) designate an Audit Committee to exercise, subject to applicable provisions of laws, the functions regularly administered by committees of such type including, without limitation, (A) to review the professional services and independence of the Corporation's independent auditors and the scope of the annual external audit as recommended by the independent auditors, (B) to ensure that the scope of the annual external audit by the independent auditors of the Corporation is sufficiently comprehensive, (C) to review, in consultation with the independent auditors and the internal auditors, the plan and results of the annual external audit, the adequacy of the Corporation's internal control systems and the results of the Corporation's internal audits, (D) to review with management and the independent auditors, the Corporation's annual financial statements, financial reporting practices and the results of each external audit, and (E) to consider the qualification of the Corporation's independent auditors, to make recommendations to the Board as to their selection and to review the relationship between such independent auditors and management, (ii) designate a Finance Committee to exercise, subject to applicable provisions of law, the functions regularly administered by committees of such type including, without limitation, to make recommendations to the Board with respect to the Corporation's credit arrangements, the issuance of equity and long term debt instruments and other financial matters, and (iii) by resolution similarly adopted, designate one or more other committees.

4.3   Power. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders any action or matter expressly required by the General Corporation Law of the State of Nevada to be submitted to stockholders for approval or (ii) adopting, amending, or repealing any provision of these Bylaws.

4.4   Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

ARTICLE 5
OFFICERS

5.1   Officers Designated. The Board shall elect a President, a Chief Executive Officer, a Secretary and a Treasurer of the Corporation. The Board may also elect one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers and such other officers as the Board may deem necessary or appropriate from time to time. Any number of offices may be held by the same person, unless the Articles of Incorporation or these Bylaws provide otherwise.

5.2   Election and Term of Office. The officers of the Corporation shall be elected annually by the Board at the regular meeting of the Board held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, then such election shall be held as soon thereafter as may be convenient. New offices of the Corporation may be created and filled and vacancies in offices may be filled at any time, at a meeting or by the written consent of the Board. Unless removed pursuant to Section 5.4 of these Bylaws, each officer shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death or resignation. Election or appointment of an officer or agent shall not of itself create contract rights between such officer.

5.3   Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board, at any regular or special meeting of the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.4   Vacancies in Offices. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointment to that office.

5.5   Compensation. The salaries of all officers of the Corporation shall be fixed from time to time by the Board and no officer shall be prevented from receiving a salary because such officer also is a director of the Corporation.

5.6   The President, Chief Executive Officer.

(a)   The President shall be the principal executive officer of the Corporation and shall serve as the Corporation's general manager and shall, subject to the control of the Board, have general supervision, direction, and control over the Corporation's business and affairs. He or she shall have the general powers and duties of management usually vested in a corporation's chief executive officer, as well as any other powers and duties that are prescribed by the Board or these Bylaws; and shall be primarily responsible for carrying out all orders and resolutions of the Board. The President shall also have the power to remove any officer under any contract of employment either with or without cause.

(b)   The President, in the absence of the Chairman of the Board, shall preside at each meeting of the stockholders and of the Board. He or she may, with the Secretary or an Assistant Secretary, sign certificates for shares of capital stock of the Corporation. He or she may sign and execute in the name of the Corporation contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by the Bylaws to some other officer or agent of the Corporation or shall be required by law otherwise to be signed or executed.

(c)   In the absence of a separately elected President, the Chief Executive Officer shall be the President of the Corporation, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

5.7   The Secretary. The Secretary shall attend all meetings of the Board and the stockholders and record all votes and the proceedings of the meetings in a book to be kept for that purpose and shall perform similar duties for the standing committees, when required. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the Board and shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be prescribed by the Board, the Chairman of the Board or the Chief Executive Officer, under whose supervision the Secretary shall act. The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary, shall have the authority to affix the seal of the Corporation to any instrument requiring it, and, when so affixed, the seal may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by such authorized officer's signature. The Secretary shall keep, or cause to be kept, at the principal executive office or at the location of the Corporation's transfer agent or registrar, as determined by resolution of the Board, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same and the number and date of cancellation of every certificate surrendered for cancellation.

5.8   The Assistant Secretary. The Assistant Secretary (or if more than one exists, the Assistant Secretaries in the order designated by the Board, or in the absence of any designation, in the order of their election), if there shall be such an officer, shall, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

5.9   The Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and the Board, at its regular meetings, or when the Board so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board, the Treasurer shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

5.10   Vice Presidents. The Vice President (or, if more than one exists, the Vice Presidents in the order designated by the directors, or in the absence of any designation, in the order of their election), if there shall be such an officer, shall, in the absence of the President or in the event of the President's disability or refusal to act, perform the duties of the President and, when so acting, shall have the powers of and be subject to all of the restrictions upon the President. The Vice President(s) shall perform such other duties and have such other powers as from time to time may be prescribed for them by the Board, the President, the Chairman of the Board or these Bylaws.

ARTICLE 6
INDEMNIFICATION

6.1   Right to Indemnity.

(a)   The Corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of the State of Nevada, indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he or she is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(b)   The Corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of the State of Nevada, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation to procure judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in manner he or she reasonably believed to be in, or not opposed to the best interests of the Corporation; provided, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

(c)   To the extent that a director or officer of the Corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)   Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case, upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (a) or (b). Such determination shall be made (i) by the stockholders, (ii) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. Any determination shall take into account any superseding agreements by and between the Corporation and such person seeking indemnification.

(e)   Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation to the applicable director or officer in advance of the final disposition of such action, suit or proceeding upon (i) receipt of an undertaking by or on behalf of such director or officer, to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation as authorized in this Article 6, and (ii) receipt of a written affirmation by such director or officer of his or her good faith belief that he or she has met the standard of conduct described in subsections (a) and (b).

(f)   The indemnification provided by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, any provision of these Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.2   Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint ventures, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the General Corporation Law of the State of Nevada.

6.3   Contract with the Corporation. The provisions of this Article 6 shall be deemed to be a contract between the Corporation and each director, officer, employee or agent who serves in any such capacity at any time while this Article 6 and the relevant provisions of the Act or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article 6 shall not affect any rights or obligations then existing with respect to any state of facts then or heretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon such state of facts.

ARTICLE 7
STOCK CERTIFICATES

7.1   Certificates for Shares. The shares of the Corporation shall be represented by certificates; provided, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chief Executive Officer or the President and by the Secretary or Chief Financial Officer of the Corporation representing the number of shares registered in certificate form.

Within a reasonable time after the issuance or transfer of uncertified stock, the Corporation shall send to its registered owner a written notice containing the information required by the General Corporation Law of the State of Nevada or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.2   Signatures on Certificates. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person still were such officer, transfer agent or registrar at the date of issue.

7.3   <u>Transfer of Stock</u>. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate of shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction in its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded in the books of the Corporation.

7.4   <u>Registered Stockholders</u>. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a percent registered in the Corporation's books as the owner of shares, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not the Corporation has express or other notice thereof, except as otherwise provided by the laws of Nevada.

7.5   <u>Lost, Stolen or Destroyed Certificates</u>. The Board may direct that a new certificate or certificates be issued to replace any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing the issuance of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to such issuance, require the owner of the lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise such loss, theft or destruction in such manner as it shall require and/or to give the Corporation a bond in such sum as the Corporation may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 8
NOTICES

8.1   <u>Notice</u>. Whenever, under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws, notice is required to be given to any director or stockholder, such notice shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at such director's or stockholder's address as it appears on the records of the Corporation, with postage prepaid, and such notice shall be deemed given at the time when it is deposited in the United States mail. Notice to directors also may be given by telegram or telephone.

8.2   <u>Waiver</u>. Whenever any notice is required to be given under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws, a waiver of such notice in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE 9
GENERAL PROVISIONS

9.1   Dividends. Dividends upon the capital stock of the Corporation, subject to all restrictions contained in the General Corporation Law of the State of Nevada or the provisions of the Articles of Incorporation, if any, may be declared by the Board at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

9.2   Dividend Reserve. Before payment of any dividend, there may be set aside out of funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

9.3   Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board from time to time may designate.

9.4   Corporate Seal. The Board may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board or a committee thereof, duplicates of the seal may be kept and used by the Chief Executive Officer or by the Chief Financial Officer or by an Assistant Secretary.

9.5   Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

ARTICLE 10
AMENDMENTS

Unless otherwise provided in the Articles of Incorporation, these Bylaws shall be subject to alteration, amendment, repeal or the adopting of new Bylaws by the affirmative vote of the holders of a majority of the issued and outstanding shares of the Corporation or by the action of the Board of the Corporation; provided, however, that no Bylaw adopted by the stockholders may be altered, amended or repealed by the Board if these Bylaws so provide.

CERTIFICATE OF SECRETARY

I, the undersigned, hereby certify:

1. That I am the duly elected, acting and qualified Secretary of International Clearinghouse, Inc. (the "Corporation"); and

2. That the foregoing Bylaws, comprising 14 pages, constitute the Bylaws of the Corporation as duly adopted by the board of directors of the Corporation by written consent dated as of October 28, 2021.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of this 1st day of November 2021.



                                    Richard G. Stewart, Jr., Secretary